Amended and restated term sheet† To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 90-I dated July 26, 2007	Term Sheet No. 4-A to Product Supplement No. 90-I Registration Statement No. 333-130051 Dated January 22, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return due January 29, 2010

General

  The notes are designed for investors who seek to participate in the appreciation of the JPMorgan Commodity Investable Global Asset Rotator Excess Return as described below. Investors should be willing to forgo interest payments and, if the Ending Underlying Value declines from the Initial Underlying Value by more than 6%*, be willing to lose up to 94% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 29, 2010††.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about January 24, 2008††† and are expected to settle on or about January 29, 2008.

Key Terms

Underlying:	JPMorgan Commodity Investable Global Asset Rotator Excess Return (“Commodity-IGAR” or the “Underlying”).
Payment at Maturity:

Payment at maturity will reflect the performance of the Underlying plus the Additional Amount. The principal amount of your notes will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, except that in all cases you will receive the Additional Amount at maturity. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 x (1 + Underlying Return) + Additional Amount
You may lose some or all of your investment (other than the Additional Amount) if the Ending Underlying Value declines from the Initial Underlying Value.
Additional Amount:	At least $60*.
* The actual Additional Amount will be set on the pricing date and will not be less than $60.
Underlying Return:	Ending Underlying Value – Initial Underlying Value Initial Underlying Value
Initial Underlying Value:

The arithmetic average of the Underlying closing values on each of the four Initial Averaging Dates. Three of the four Initial Averaging Dates will occur after the settlement date; as a result, the Initial Underlying Value will not be determined until after the settlement date.

Ending Underlying Value:	The arithmetic average of the Underlying closing value on each of the four Ending Averaging Dates.
Initial Averaging Dates††:	January 28, 2008, January 30, 2008, February 1, 2008 and February 5, 2008
Ending Averaging Dates††:	January 19, 2010, January 20, 2010, January 21, 2010 and January 22, 2010
Maturity Date:	January 29, 2010††
CUSIP:	48123MPH9
†

This term sheet no. 4-A amends, restates and supersedes term sheet no. 4 and term sheet no. 4-S to product supplement no. 90-I (term sheet no. 4 and term sheet no. 4-S are available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109208000162/e29832fwp.pdf and http://www.sec.gov/Archives/edgar/data/19617/000089109208000204/e29856fwp.pdf, respectively) in their entirety.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 90-I.
†††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 90-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet no. 4-A.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet no. 4-A relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 90-I and this term sheet no. 4-A if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet no. 4-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet no. 4-A for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 22, 2008

Additional Terms Specific to the Notes

You should read this term sheet no. 4-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 90-I dated July 26, 2007. This term sheet no. 4-A, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This term sheet no. 4-A amends, restates and supersedes term sheet no. 4 dated January 8, 2008 and term sheet no. 4-S dated January 10, 2008 to product supplement no. 90-I in their entirety. You should rely only on the information contained in this term sheet no. 4-A and in the documents listed below in making your decision to invest in the notes.You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 90-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 90-I dated July 26, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207003063/e28001_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet no. 4-A, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for Commodity-IGAR?

The following table illustrates the hypothetical payment at maturity on the notes. The hypothetical payment at maturity set forth below assume an Initial Underlying Value of 135 and an Additional Amount of $60. The hypothetical payment at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	$1,000 x (1 + Underlying Return)		Additional Amount		Payment at Maturity

243.00	80.00%	$1,800	+	$60	=	$1,860
229.50	70.00%	$1,700	+	$60	=	$1,760
216.00	60.00%	$1,600	+	$60	=	$1,660
202.50	50.00%	$1,500	+	$60	=	$1,560
189.00	40.00%	$1,400	+	$60	=	$1,460
175.50	30.00%	$1,300	+	$60	=	$1,360
162.00	20.00%	$1,200	+	$60	=	$1,260
148.50	10.00%	$1,100	+	$60	=	$1,160
141.75	5.00%	$1,050	+	$60	=	$1,110
135.00	0.00%	$1,000	+	$60	=	$1,060
121.50	-10.00%	$900	+	$60	=	$960
108.00	-20.00%	$800	+	$60	=	$860
94.50	-30.00%	$700	+	$60	=	$760
81.00	-40.00%	$600	+	$60	=	$660
67.50	-50.00%	$500	+	$60	=	$560
54.00	-60.00%	$400	+	$60	=	$460
40.50	-70.00%	$300	+	$60	=	$360
27.00	-80.00%	$200	+	$60	=	$260
13.50	-90.00%	$100	+	$60	=	$160
0.00	-100.00%	$0	+	$60	=	$60

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Ending Underlying Value increases from the Initial Underlying Value of 135 to an Ending Underlying Value of 141.75. Because the Ending Underlying Value of 141.75 is greater than the Initial Underlying Value of 135, the investor receives a payment at maturity of $1,110 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) + $60 = $1,110

Example 2: The Ending Underlying Value decreases from the Initial Underlying Value of 135 to an Ending Underlying Value of 108. Because the Ending Underlying Value of 108 is less than the Initial Underlying Value of 135, the investor receives a payment at maturity of $860 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) + $60 = $860

Example 3: The Ending Underlying Value decreases from the Initial Underlying Value of 135 to an Ending Underlying Value of 0. Because the Ending Underlying Value of 0 is less than the Initial Underlying Value of 135, the investor receives a payment at maturity of $60 per $1,000 principal amount note, which reflects the Additional Amount, calculated as follows:

$1,000 x (1 + -100%) + $60 = $60

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-1

JPMorgan Commodity Investable Global Asset Rotator Excess Return

The JPMorgan Commodity Investable Global Asset Rotator Excess Return (“Commodity-IGAR” or the “Underlying”).

Commodity-IGAR was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. Commodity-IGAR references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the S&P GSCITM Index (“S&P GSCITM”) and is intended to serve as a benchmark value for a particular commodity.

Historical performance data for each sub-index is run through Commodity-IGAR algorithms on a monthly basis. The algorithms test each sub-index’s performance and consistency. The performance test filters out sub-indices that have not demonstrated one-year appreciation, and the consistency test filters out sub-indices that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

Up to twelve sub-indices that pass both tests are selected for inclusion in the synthetic portfolio until the next monthly rebalancing. The selected sub-indices are each weighted one-twelfth. If more than twelve sub-indices pass both tests, the twelve best-performing sub-indices are included in the synthetic portfolio. If fewer than twelve sub-indices meet the selection criteria, the balance of the synthetic portfolio is deemed uninvested. The value of Commodity-IGAR is the value of the synthetic portfolio, less a deemed calculation agency fee deducted daily at an annual rate of 0.96%.

The value of Commodity-IGAR is published each trading day under the Bloomberg ticker symbol “CMDTYER”.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE COMMODITY-IGAR — The notes provide the opportunity to participate in the appreciation of the Commodity-IGAR and enhance returns by providing an additional payment of at least $60* at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  * The actual Additional Amount will be set on the pricing date and will not be less than $60.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Commodity Investable Global Asset Rotator Excess Return. Commodity-IGAR references the value of a synthetic portfolio drawn from the constituent sub-indices of the S&P GSCITM using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Commodity Investable Global Asset Rotator Excess Return” in the accompanying product supplement no. 90-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 90-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 90-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the S&P GSCITM constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the S&P GSCITM constituent sub-indices or the constituent sub-indices of the Commodity-IGAR, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 90-I dated July 26, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal (other than the Additional Amount). The return on the notes is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, although in all cases you will receive the Additional Amount at maturity.
  NO PROTECTION AGAINST LOSS — If the Underlying Return is negative, at maturity, you will receive less than the principal amount of your investment. For each 1% that the Ending Underlying Value declines relative to the Initial Underlying Value, you will lose 1% of your investment in the notes, although in all cases you will receive the Additional Amount at maturity.
  THE INITIAL UNDERLYING VALUE WILL BE DETERMINED AFTER THE SETTLEMENT DATE OF THE NOTES — The Initial Index Level will be determined based on the arithmetic average of the Underlying closing values on the four Initial Averaging Dates. However, three of the four Initial Averaging Dates will occur following the settlement date of the notes; as a result, the Initial Underlying Value will not be determined, and you will therefore not know the Initial Underlying Value, until after the settlement date. Any increase in the Underlying closing values on the Initial Averaging Dates (relative to the Underlying closing values before the settlement date) may establish a higher level that the Commodity-IGAR must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-2

  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the sub-indices included from time to time in Commodity-IGAR, and thus the value of your notes, in unpredictable or unanticipated ways. Commodity-IGAR provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio. However, commodities investments may fluctuate independently of stock and bond investments, rendering moderate exposure a method of obtaining overall portfolio diversification.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH COMMODITY-IGAR’S MOMENTUM INVESTMENT STRATEGY — Commodity-IGAR employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive market price trends based on the supposition that consistent positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike. Further, the rules of Commodity-IGAR limit exposure to rapidly appreciating sub-indices. This is because Commodity-IGAR rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating sub-index. Because the rules of Commodity-IGAR limit the synthetic portfolio to holding only to sub-indices that have shown consistent positive price appreciation, the synthetic portfolio may experience periods where it holds few or no sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating assets in the market that are not included in the universe of constituent sub-indices.
  OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT SUB-INDICES OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held commodity contracts replicating the constituent sub-indices of Commodity-IGAR. The Commodity-IGAR synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituent sub-indices. Furthermore, the Commodity-IGAR synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituent sub-indices.
  COMMODITY-IGAR LACKS AN OPERATING HISTORY — Commodity-IGAR was established on September 15, 2006, and therefore lacks historical performance. Back-testing or similar analysis in respect of Commodity-IGAR must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining Commodity-IGAR values.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet no. 4-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as COMIGAR Calculation Agent – the entity that calculates Commodity-IGAR values, and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the COMIGAR Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Underlying and the constituent sub-indices;
    the time to maturity of such notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituent sub-indices are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet no. 4-A has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-3

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested daily Underlying closing values from January 1, 1991 through September 14, 2006, and the historical performance of the Underlying based on the daily Underlying closing values from September 15, 2006 through January 18, 2008. The Underlying closing value on January 18, 2008 was 133.2146. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment in excess of the Additional Amount of $60 per $1,000 principal amount note. The actual Additional Amount will be set on the pricing date and will not be less than $60. The data for the hypothetical back-tested performance of Commodity-IGAR set forth in the following graph was calculated on materially the same basis on which the performance of Commodity-IGAR is now calculated, but the number of S&P GSCITM sub-indices, and thus the universe of potential constituent sub-indices, has changed over time. For example, in January 1991, there were only 17 S&P GSCITM sub-indices. There are currently 24 sub-indices. Hypothetical daily performance data for Commodity-IGAR is net of index calculation costs of 0.96% per annum.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-30 of the accompanying product supplement no. 90-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $30.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-4